SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________

FORM 11-K

__X__	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

_____	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________ to_________

Commission file number 0-18287

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

DEFERRED SALARY AND PROFIT SHARING PLAN FOR EMPLOYEES OF ORBITAL SCIENCES CORPORATION

B.  Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

ORBITAL SCIENCES CORPORATION
21839 Atlantic Boulevard
Dulles, Virginia  20166

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the Deferred Salary and Profit Sharing Plan for Employees of Orbital Sciences Corporation

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Deferred Salary and Profit Sharing Plan for Employees of Orbital Sciences Corporation (the “Plan”) at December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Baltimore, Maryland
June 24, 2011

DEFERRED SALARY AND PROFIT SHARING PLAN
FOR EMPLOYEES OF
ORBITAL SCIENCES CORPORATION

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2010	2009

Cash	$73,571	$—
Investments, at fair value	467,530,035	385,631,184
Receivables:
Notes receivable from participants	10,405,470	7,661,299
Company contributions	3,184,755	3,006,159
Net assets available for benefits, at fair value	481,193,831	396,298,642
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(5,978,208)	(4,496,527)
Net assets available for benefits	$475,215,623	$391,802,115

See accompanying notes to financial statements.

DEFERRED SALARY AND PROFIT SHARING PLAN
FOR EMPLOYEES OF
ORBITAL SCIENCES CORPORATION

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2010

Investment income:
Net appreciation in fair value of investments	$41,027,740
Dividends	10,505,153
Net investment income	51,532,893

Interest income on notes receivable from participants	380,431
Contributions:
Participant	28,585,663
Company	17,834,211
Rollover	9,492,827
Total contributions	55,912,701

Deductions from net assets:
Benefits paid to participants	24,205,457
Administrative expenses	207,060
Total deductions	24,412,517
Net increase	83,413,508

Net assets available for benefits, beginning of year	391,802,115
Net assets available for benefits, end of year	$475,215,623

See accompanying notes to financial statements.

DEFERRED SALARY AND PROFIT SHARING PLAN FOR EMPLOYEES OF
ORBITAL SCIENCES CORPORATION
NOTES TO FINANCIAL STATEMENTS

(1)     Description of Plan

The following description of the Deferred Salary and Profit Sharing Plan for Employees of Orbital Sciences Corporation (the “Plan”) provides only general information required for financial statement purposes.  Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a voluntary defined contribution plan that is intended to constitute a tax-qualified profit sharing plan under Section 401(a) of the Internal Revenue Code (the “Code”).  All U.S. domestic employees of Orbital Sciences Corporation ("Orbital" or the "company") who are scheduled to work 1,000 hours during a 12-consecutive month period, or are not so scheduled but in fact complete a year of service for participation (“Plan Year”), and have attained the age of 21, are eligible to participate in the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  The Plan is administered by the company.  The Plan’s trustee is T. Rowe Price Trust Company.  The Plan’s record keeper is T. Rowe Price Retirement Plan Services, Inc.

Contributions

Participants may contribute up to 30% of their total eligible compensation on a pre-tax basis, subject to certain annual limitations under the Plan and the Code.  Participants are also permitted to make contributions to the Plan on an after-tax basis up to 20% of total eligible compensation if participant annual compensation is $110,000 or less, or up to 9% of total eligible compensation if participant annual compensation exceeds $110,000.

The company matches 100% of the first 5% of compensation that a participant contributes to the Plan each pay period.  The company may also make an annual discretionary profit sharing contribution based on the participant’s compensation.  For 2010, the company made a discretionary profit sharing contribution equal to one percent of each eligible employee’s compensation, subject to certain limitations.

Participants may invest their contributions and company contributions in any combination of investment alternatives available, including mutual funds, a stable value fund and Orbital common stock.

The Plan also allows participants to make rollover contributions from other tax qualified plans.  Rollover contributions in 2010 included approximately $8.2 million of rollover contributions from the tax-qualified defined contribution plan that covered the employees of the spacecraft development and manufacturing business of General Dynamics Advanced Information Systems (“GDAIS”), which the company acquired on April 2, 2010.

Participant Accounts

A separate account is maintained for each participant which tracks activity by investment option and by type of contribution.  Each participant's account is credited with the participant's contributions, transfers, rollovers, company contributions and Plan earnings/losses.  Allocations of company contributions, Plan earnings/losses and administrative expenses are based on participants' contributions, earnings or account balances, as applicable, as defined in the Plan document.  Participants are entitled to a benefit equal to the vested portion of their participant account.

Vesting

Participants are immediately vested in their contributions and earnings thereon.  The company’s contributions, plus earnings thereon, vest equally over a period of three years for employees with less than three years of service.  The company’s contributions, plus earnings thereon, vest immediately for employees with three or more years of service.  Company contributions vest immediately upon death or long-term disability.

Forfeitures

Forfeitures by terminated employees of nonvested employer contributions are held in a separate account and are used to offset either future employer contributions or administrative expenses of the Plan.  During the year ended December 31, 2010, the company’s discretionary profit sharing contribution was reduced by $100,000 and administrative expenses were reduced by $10,000 due to forfeited non-vested account balances.  The balance of forfeitures on December 31, 2010 and 2009 was $249,703 and $135,255, respectively.

Distributions to Participants

Upon termination of service, death, long-term disability, attainment of age 59 1/2 or qualified financial hardship, a participant may elect to receive either a lump-sum amount equal to the vested value of the participant's account or installments over a determined period as defined in the Plan document.  The Plan provides that participants may also withdraw their vested account balances while still in service of the company in certain circumstances.  Distributions are made in cash or, if a participant elects, in the form of company common shares to the extent the participant’s account is invested in company common shares.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of Orbital common stock allocated to his or her account.

Termination of Plan

Although it has not expressed any intention to do so, the company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  If the Plan were terminated, participants would immediately become 100% vested in their accounts.

Participant Loans

Participants may borrow up to the lesser of 50% of their vested account balance or $50,000 reduced by their highest outstanding loan balance in the past 12 months.  Loan terms generally may not exceed five years.  Loans for the purchase of a primary residence may not exceed ten years.  Loans accrue interest at a rate commensurate with prevailing rates as determined by the Plan. As of December 31, 2010, interest rates on outstanding loans ranged from 3.25% to 8.25%.  In 2010, the Plan was amended to permit former GDAIS employees to transfer existing participant loans from their former employer’s defined contribution plan to the Plan provided that they transfer all of the assets that were held in their former plan account.

(2)     Significant Accounting Policies and Basis of Presentation

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.  Effective January 1, 2010, the Plan adopted new guidance (see below) which requires participant loans to be presented as Notes Receivable and measured at their unpaid principal balance plus any accrued but unpaid interest.  Previously, participant loans were presented as Investments and reported at fair value.  The prior period amounts have been conformed to the current year presentation.

As described in Accounting Standards Codification (“ASC”) 946, “Financial Services – Investment Companies,” investment contracts, including synthetic guaranteed investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the basis for purchase or sale transactions.  The Plan invests in such investment contracts, as described more fully below.  The statements of net assets available for benefits present the fair value of the investment contracts as well as the related adjustment from fair value to contract value.  The statement of changes in net assets available for benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value.  Shares of mutual funds are valued at their stated net asset value per share held by the Plan at year-end.  Orbital common shares are valued at the year-end closing market price.   The fair value of the Plan’s synthetic investment contracts is based on the market value of the individual underlying assets, which consist primarily of interest in a common collective trust fund that is valued based on information reported by the trustee using audited financial statements of the common collective trust fund at year-end.

The fair value of the wrapper contracts is calculated based on a marginal replacement cost methodology.

Purchases and sales of securities are recorded on the trade date.  Dividend income is recorded on the ex-dividend date.  The statement of changes in net assets available for benefits includes the net appreciation or depreciation in the fair value of its investments, which consists of realized gains or losses, and the unrealized appreciation and depreciation on those investments.

Notes Receivable from Participants

Notes receivable from participants represent participant loans and are valued at their unpaid principal balance plus any accrued but unpaid interest.

Benefit Payments

Benefits are recorded when paid.

Administrative Expenses

The Plan document provides that administrative expenses may be paid by either the Plan or the company.  For the year ended December 31, 2010, certain administrative services and Plan management services were provided by the company at no cost to the Plan.  Direct transaction expenses are paid by the Plan and are netted against investment income.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Such estimates include those regarding fair value.  Actual results may differ from those estimates.

Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-06, Fair Value Measurements and Disclosures – Improving Disclosures about Fair Value Measurements.  This update requires: (i) separate disclosure of significant transfers between Level 1 and Level 2 and reasons for the transfers; (ii) disclosure, on a gross basis, of purchases, sales, issuances, and net settlements within Level 3; (iii) disclosures by class of assets and liabilities; and (iv) a description of the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements.  This ASU is effective for reporting periods beginning after December 15, 2009, except for the Level 3 disclosure requirements, which will be effective for fiscal years beginning after December 15, 2010.  The adoption of this ASU did not have a material effect on the Plan’s financial statements.

In September 2010, the FASB issued ASU No. 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans.  This update requires participant loans of a defined contribution pension plan to be reclassified from investments to notes receivable from participants and measured at their unpaid principal balance, plus any accrued but unpaid interest.  The Plan adopted ASU 2010-25 for the year ended December 31, 2010 and applied the guidance retrospectively as required.

In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (Topic 820)—Fair Value Measurement, to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards.  ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements.  ASU 2011-04 is effective for the Plan prospectively for the year ending December 31, 2012.  The Plan is currently evaluating the impact of pending adoption of ASU 2011-04 on its financial statements.

 (3)      Investment Contracts

The Plan’s Stable Value Fund for Orbital is comprised of three fully benefit-responsive investment contracts (synthetic GICs) issued by financial institutions.  A synthetic GIC is a guaranteed investment contract with a wrapper contract and an underlying investment or investments, usually a portfolio of high-quality intermediate term fixed income securities owned by the Plan.  The fair value of the wrapper contracts, independent of their underlying investments, was $400,615 and $334,128 at December 31, 2010 and 2009, respectively.  The underlying investments associated with the Plan’s synthetic GICs are comprised of cash held in a money market mutual fund and an interest in the T. Rowe Price Managed Bond Common Trust Fund, which invests in fixed-income securities whose average S&P credit rating is generally AAA- or higher, with a duration range from two to nine years.

The synthetic GICs provide an interest crediting rate that resets quarterly and the issuers of the contracts provide assurance that future adjustments to the crediting rate will not result in a crediting rate less than zero.  Investment gains and losses are amortized through the calculation of the crediting rate.  The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of investment gains and losses.

As described in Note 2, because the synthetic GICs are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the synthetic GICs.  Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  The average yield in 2010 for the contracts was 5.29% and 5.25% based on the interest rate credited to participants and actual earnings, respectively.

Certain events could limit the ability of the Plan to transact at contract value with the financial institution issuers.  Specifically, any event outside the normal operation of the Plan which causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to such withdrawal.  Examples of such events include, but are not limited to, partial or complete legal termination of the Plan, tax disqualification, certain Plan amendments if issuers’ consent is not obtained, improper communications to participants, group terminations, group layoffs, mergers or divestitures.  The Plan Administrator does not believe that the occurrence of any such events is probable.

In addition, the issuers of the investment contracts have certain rights to terminate their contracts and settle at an amount which differs from contract value.  For example, events which could cause such a termination include (i) certain breaches by the Plan or the investment manager of obligations or representations under the terms of the investment contracts and (ii) performance under the contracts that would constitute a prohibited transaction under ERISA or other applicable law.

(4)      Federal Income Taxes

The Internal Revenue Service (“IRS”) has determined and informed the company by letter dated December 5, 2008 that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code and, therefore, are exempt from Federal income tax.  Although the determination letter does not include all Plan amendments, the company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code, and believes that the Plan remains tax-exempt.  Therefore, no provision for income taxes has been included in the Plan's financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The plan administrator has analyzed the tax positions by the plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2006.

(5)     Investments

The following investments, at fair value, represent 5% or more of the Plan's net assets:

	December 31,
	2010	2009
Stable Value Fund for Orbital:
T. Rowe Price Managed Bond Common Trust Fund	$94,167,074	$87,571,461
T. Rowe Price Reserve Investment Fund	11,544,860	6,105,011
Insurance Wrapper Contracts (IRC)	400,615	334,128
Total Stable Value Fund	106,112,549	94,010,600
Orbital Common Stock	35,026,615	30,951,744
American Europacific Growth Fund	30,128,788	26,463,664
T. Rowe Price Equity Income Fund	26,078,759	23,205,542
PIMCO Total Return Fund	25,501,109	20,579,488
Harbor Capital Appreciation Fund	*	19,743,359

* Less than 5% of  Plan net assets

During 2010, the Plan's investments at fair value (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual funds	$37,183,569
Orbital Sciences Corporation common stock	3,844,171
Net appreciation	$41,027,740

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (exit price) regardless of whether an observable liquid market price exists.  A description of the three level fair value hierarchy that categorizes the inputs to valuation techniques that are used to measure fair value are as follows:

•	Level 1 includes observable inputs which reflect quoted prices for identical assets or liabilities in active markets at the measurement date.

•	Level 2 includes observable inputs for assets or liabilities other than quoted prices included in Level 1 and it includes valuation techniques which use prices for similar assets and liabilities.

•
Level 3 includes unobservable inputs which reflect the reporting entity’s estimates of the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk.

 The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The T. Rowe Price Managed Bond Common Trust Fund is a Common Collective Trust that is invested principally in a diversified portfolio of marketable short to long-term investment grade fixed income securities including corporate bonds, U.S and international mortgage-backed securities, and U.S and foreign Government debt securities.  The T. Rowe Price Managed Bond Common Trust Fund is valued at least quarterly on a net asset value per unit basis as determined by T. Rowe Price.  Withdrawals are subject to a 90-day redemption notice period; however, the current policy is to allow a one day redemption notice period for participant withdrawals and a 30-day redemption notice period for Plan withdrawals.  There are no unfunded commitments.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010 and 2009:

December 31, 2010
Identity of Issue	Level 1	Level 2	Level 3	Total
Mutual funds:
Domestic stock funds	$162,760,519	$—	$—	$162,760,519
Balanced funds	92,605,772	—	—	92,605,772
Foreign stock funds	45,390,524	—	—	45,390,524
Fixed income funds	25,501,109	—	—	25,501,109
Total mutual funds	326,257,924	—	—	326,257,924
Orbital common stock	35,026,615	—	—	35,026,615
Money market fund	132,947	—	—	132,947
Synthetic guaranteed investment contracts:
Common collective trust fixed income fund	—	94,167,074	—	94,167,074
Money market mutual fund	—	11,544,860	—	11,544,860
Insurance wrapper contracts	—	—	400,615	400,615
Total	$361,417,486	$105,711,934	$400,615	$467,530,035
December 31, 2009
Identity of Issue	Level 1	Level 2	Level 3	Total
Mutual funds:
Domestic stock funds	$129,196,480	$—	$—	$129,196,480
Balanced funds	71,169,844	—	—	71,169,844
Foreign stock funds	39,654,669	—	—	39,654,669
Fixed income funds	20,579,488	—	—	20,579,488
Total mutual funds	260,600,481	—	—	260,600,481
Orbital common stock	30,951,744	—	—	30,951,744
Money market fund	68,359	—	—	68,359
Synthetic guaranteed investment contracts:
Common collective trust fixed income fund	—	87,571,461	—	87,571,461
Money market mutual fund	—	6,105,011	—	6,105,011
Insurance wrapper contracts	—	—	334,128	334,128
Total	$291,620,584	$93,676,472	$334,128	$385,631,184

For investments measured at fair value using unobservable inputs (Level 3), a reconciliation of the beginning and ending balances is as follows:

Insurance Wrapper Contracts
Balance at January 1, 2010	$334,128
Unrealized appreciation	66,487
Balance at December 31, 2010	$400,615

Risks and Uncertainties

The Plan provides for various investment options.  Investment securities are exposed to various risks, such as interest, market and credit risk.  Market values of investments may decline for a number of reasons, including changes in prevailing market and interest rates, increases in defaults and credit rating downgrades.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statement of net assets available for benefits.

(6)     Reconciliation to Form 5500

As of December 31, 2010 and 2009, net assets available for benefits per the accompanying financial statements reconcile to Form 5500 as follows:

	2010	2009
Net assets available for benefits, per financial statements	$475,215,623	$391,802,115
Adjustment from contract value to fair value for fully benefit-responsive investment	5,978,208	4,496,527
Net assets available for benefits, at fair value, per Form 5500	$481,193,831	$396,298,642

For the year ended December 31, 2010, the change in net assets available for benefits per the accompanying financial statements reconciles to Form 5500 as follows:

Change in net assets available for benefits, per financial statements	$83,413,508
Adjustment from contract value to fair value for fully benefit-responsive investment	1,481,681
Change in net assets available for benefits, per Form 5500	$84,895,189

(7)     Related Party Transactions

Certain Plan investments include funds managed by the Plan trustee as well as Orbital common stock.  As a result, transactions in these investments are party-in-interest transactions, which are exempt from the prohibited transaction rules.  Purchases of $4,458,255 and sales of $4,241,029 of Orbital common stock were made during 2010.  The market value of Orbital common stock held by the Plan at December 31, 2010 and 2009 was $35,026,615 (2,044,753 shares) and $30,951,744 (2,028,292 shares), respectively.  Administrative fees charged by the trustee relating to participant loans are paid by the affected participants.

(8)           Subsequent Events

Management has evaluated the events and transactions that have occurred through the date the financial statements were issued and noted no items requiring adjustment or disclosure in the financial statements.

         ADDITIONAL INFORMATION
   SCHEDULE H, line 4i

DEFERRED SALARY AND PROFIT SHARING PLAN
FOR EMPLOYEES OF
ORBITAL SCIENCES CORPORATION
Schedule of Assets (Held at End of Year)
December 31, 2010
Identity of Issue	Asset Description	Cost**	Current Value
Stable Value Fund for Orbital: *	Synthetic Guaranteed Investment Contract
T. Rowe Price Managed Bond Trust Fund	Common Collective Trust		$94,167,074
T. Rowe Price Reserve Investment Fund	Money Market Mutual Fund		11,544,860
Insurance Wrapper Contracts	Insurance Contract		400,615
Total Stable Value Fund for Orbital			106,112,549
Davis New York Venture A Fund	Mutual Fund		17,636,938
Dodge and Cox International Fund	Mutual Fund		15,261,736
Vanguard Extended Market Index Fund	Mutual Fund		4,420,956
Morgan Stanley Mid-Cap Growth Portfolio, Advisor	Mutual Fund		18,384,313
Vanguard 500 Index Fund	Mutual Fund		10,919,501
T. Rowe Price Retirement Income Fund *	Mutual Fund		1,252,470
Buffalo Small Cap Fund	Mutual Fund		16,461,750
Goldman Sachs Mid-Cap Value Fund	Mutual Fund		16,027,096
Wells Fargo Advantage Advisor Small Cap Value Fund	Mutual Fund		21,827,707
PIMCO Total Return Fund	Mutual Fund		25,501,109
T. Rowe Price Real Estate Fund *	Mutual Fund		8,519,990
T. Rowe Price Balanced Fund *	Mutual Fund		20,260,427
T. Rowe Price Equity Income Fund *	Mutual Fund		26,078,759
Harbor Capital Appreciation Fund	Mutual Fund		22,483,508
American Europacific Growth Fund	Mutual Fund		30,128,788
T. Rowe Price Retirement 2005 Fund *	Mutual Fund		592,183
T. Rowe Price Retirement 2010 Fund *	Mutual Fund		2,364,430
T. Rowe Price Retirement 2015 Fund *	Mutual Fund		5,480,674
T. Rowe Price Retirement 2020 Fund *	Mutual Fund		15,975,507
T. Rowe Price Retirement 2025 Fund *	Mutual Fund		8,533,325
T. Rowe Price Retirement 2030 Fund *	Mutual Fund		15,639,783
T. Rowe Price Retirement 2035 Fund *	Mutual Fund		5,293,926
T. Rowe Price Retirement 2040 Fund *	Mutual Fund		8,737,861
T. Rowe Price Retirement 2045 Fund *	Mutual Fund		5,250,882
T. Rowe Price Retirement 2050 Fund *	Mutual Fund		2,609,026
T. Rowe Price Retirement 2055 Fund *	Mutual Fund		615,279
Orbital Sciences Corporation *	Common Stock		35,026,615
Summit Cash Reserves Fund	Money Market Fund		132,947
Total Investments, at Fair Value			467,530,035

Notes Receivable from Participants *	Participant Loans, 3.25% to 8.25%, maturity January 2011 to June 2029		10,405,470
Cash			73,571
Total Assets Held for Investment			$478,009,076

*    Denotes a party-in-interest
**   Cost data have been omitted for the assets listed in the above table as the assets were all participant directed

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, Orbital Sciences Corporation, the administrator of the employee benefit plan covered by this Report on Form 11-K, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ORBITAL SCIENCES CORPORATION, Plan Administrator for the Deferred Salary and Profit Sharing Plan for Employees of Orbital Sciences Corporation

Dated:  June 24, 2011                                                                                By:           /s/ Hollis M. Thompson
                                                                                                                                      Hollis M. Thompson
                                                                                                                                      Senior Vice President and Controller

EXHIBIT INDEX

Exhibit 23     Consent of PricewaterhouseCoopers LLP (transmitted herewith)